[redacted]

06004156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED MAR 01 2006 WASH. D.C. 209 PROCESSING SECTION

SEC FILE NUMBER
8-52096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTEGRAL CAPITAL GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
67 WALL STREET, STE 2101 C
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL DENSON **(212) 905-7600**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, DARYL DENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRAL CAPITAL GROUP, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVETTE DIXON-SMALL
Notary Public - State Of New York
No. 01D16128121
Qualified In Kings County
My Commission Expires June 6, 2009

VIVETTE DIXON-SMALL
Notary Public - State Of New York
No. 01D16128121
Qualified In Kings County
My Commission Expires June 6, 2009

2/16/06

Notary Public

Signature

CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C. 209 SECTION

Integral Capital Group, LLC

Statement of Financial Condition

December 31, 2005

Integral Capital Group, LLC

Statement of financial condition

December 31, 2005

Contents

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Member of Integral Capital Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Integral Capital Group, LLC, (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Integral Capital Group, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

January 23, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Integral Capital Group, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	14,427
Due from broker dealers		26,515
Prepaid expense		6,221
Total Assets	$	47,163

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,550
Due to Parent		2,624
Total Liabilities		8,174
Member's equity		38,989
Total Liabilities and Member's equity	$	47,163

The accompanying notes are an integral part of this financial statement.

Integral Capital Group, LLC

Notes to the Statement of Financial Condition

December 31, 2005

Note 1 – Organization

Integral Capital Group, LLC (formerly Sonic Trading, LLC) (the "Company"), is a limited liability company which was formed under the laws of the state of Florida. The Company is wholly owned by Evolution Trading Management, LLC (the "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Pursuant to the company's agreement with NASD the company may engage in the following activities: a) serve as a broker-dealer retailing corporate equity securities over the counter; and b) serve as a non-exchange member arranging for transactions in listed securities by an exchange member.

Note 2- Summary of significant accounting principles

Cash and Cash Equivalents

For the propose of the statement of cash flow the company considered all short-term investment with maturity of three month or less when purchased to be equivalents.

Income Taxes

The Company is a single member limited liability company. As such it is considered to be a "disregarded entity" for tax purposes and reports its operations on the tax returns of its parent company. The Parent files its tax returns on a cash basis.

No provision for income taxes has been made since, as a limited liability company, the Company and its Parent are not subject to income taxes. The Company's income or loss is reportable by the Members of the Parent on their individual tax returns. The Company is subject to New York City Unincorporated Business Tax ("UBT").

Use of estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States Of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the of the financial statement, and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Note 3 - Net capital requirement

The company is subject to the SEC's Rule 15c3-1, which defines net capital and aggregate indebtedness and specifies minimum requirements that broker-dealers must maintain. Net capital and aggregate indebtedness change form day to day. At December 31, 2005, the Company's net capital amounted to approximately $32,000, which was $27,000 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital net capital ratio was approximately .25 to 1 at December 31, 2005.

Note 4 – Brokerage activities

The Company has an agreement with its clearing broker with respect to customers that it shall introduce to the clearing broker. The Company has agreed that it will indemnify the clearing broker for losses that it may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions. The Company has been inactive during 2005, and therefore, at December 31, 2005, there was no such exposure.

Note 5 - Related party transactions

During 2005 the Parent allocated administrative expenses to the Company.